Exhibit 99.1

Ur-Energy’s Lost Creek Permitting Advances

Denver, Colorado (Marketwire – July 27, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or “the Company”) is pleased to announce the submission of key permit applications and continued progress toward completion of licensing for the Lost Creek project.  “Our team of first-class professionals is making continual progress in advancing Lost Creek toward production,” said Bill Boberg, President & CEO.  “There is significantly more permitting required than the two major permits from the Nuclear Regulatory Commission (NRC) and the Wyoming Department of Environmental Quality (WDEQ).  Of particular importance is the deep disposal well permit, the Class I UIC Permit, without which In-Situ Recovery operations cannot operate.”

On June 29, 2009, the Company submitted an application for a Class I Underground Injection Control (UIC) Permit to the Wyoming Department of Environmental Quality, Water Quality Division (WDEQ-WQD).  The application, supported by a substantial amount of site-specific data obtained from a test well drilled within the Lost Creek permit area, shows that a Class I permit approach is applicable for the water disposal systems needed at the site.

“This application supports the suitability of a Class I UIC permit for the Lost Creek disposal well systems.  The comprehensive information provided should facilitate the review and approval process of the WDEQ,” said Steve Hatten, Manager of Engineering.  “Our approach to this key application has been to invest the proper effort up-front to clearly demonstrate how our disposal needs can be met by an appropriately permitted on-site system.”

Also on June 29, 2009, the Company provided its Development Plan Application to the Sweetwater County Land Use Department in accordance with the County regulations.  The Development Plan application outlines the Company’s detailed site design information related to access, right-of-ways, site plan, drainage, fire protection and other public health and safety items.  John Cash, Manager of Environment, Health, Safety and Regulatory Affairs states, “This application contains a significant amount of detailed engineering information for the Lost Creek site.  Not only does the submittal of the application reflect the Company’s organized approach to obtaining all necessary federal, state and local permits, but it also reflects the advanced state of engineering and design work prepared for the Lost Creek project.”

In reviewing the progress toward complete licensing of the Lost Creek project, Wayne Heili, Vice President of Mining & Engineering noted, “Beyond working cooperatively with the Nuclear Regulatory Commission and WDEQ to complete the technical foundations of our primary license and permit applications, the Ur-Energy team has committed itself to pursue all available avenues to maintain our aggressive construction and development plans for the Lost Creek project. We will continue our concentrated effort to obtain all the required licenses and permits in a timely way.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright-Jones, Manager, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and other necessary permits related to Lost Creek; procurement and construction plans, and the Lost Creek production timeline; the completion and timing of exploration programs, etc. and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.